UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act of
1934

Date of Report (Date of earliest event reported):

June 2, 2008

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:

(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 8.01 Other Events.

The Dow Chemical Company issued a press release on June 2, 2008, the text of which appears below:

Joint Statement of J. Pedro Reinhard, Romeo Kreinberg and The Dow Chemical Company Announcing Resolution of Their Disputes

Midland, MI - June 2, 2008 – Today J. Pedro Reinhard, Romeo Kreinberg and The Dow Chemical Company announce that:

> The litigation between them has been settled to the mutual satisfaction of the parties.
>
> Mr. Reinhard and Mr. Kreinberg acknowledge participating in discussions which were not authorized by nor disclosed to Dow's Board concerning a potential LBO of Dow.
>
> Mr. Reinhard and Mr. Kreinberg acknowledge that the actions taken by Dow's Board were appropriate under the circumstances.
>
> Mr. Reinhard and Mr. Kreinberg do not dispute Dow's April 12, 2007 press release.
>
> Mr. Reinhard and Mr. Kreinberg agree it would have been appropriate to have informed the CEO and the Board of the LBO discussions.
>
> The Board acknowledges Mr. Reinhard and Mr. Kreinberg's substantial contributions to Dow over their lengthy and illustrious careers at Dow.
>
> Other terms of the settlement are confidential.

About Dow

With annual sales of $54 billion and 46,000 employees worldwide, Dow is a diversified chemical company that combines the power of science and technology with the "Human Element" to constantly improve what is essential to human progress. The Company delivers a broad range of products and services to customers in around 160 countries, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 2, 2008

THE DOW CHEMICAL COMPANY

By: /s/ Charles J. Kalil

Name: Charles J. Kalil

Title: Executive Vice President,

General Counsel and Corporate Secretary